Exhibit 4.4

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
GrafTech International Ltd. (the “Company,” “we,” “our” or “us”) has one class of securities, common stock, par value $0.01 per share, registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
DESCRIPTION OF COMMON STOCK
The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation (“Amended Certificate of Incorporation”) and Amended and Restated By-Laws (“Amended By-Laws”). These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our Amended Certificate of Incorporation and Amended By-Laws, copies of which are filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K. The summary below is qualified in its entirety by reference to our Amended Certificate of Incorporation and Amended By-Laws. The terms of these securities may also be affected by the Delaware General Corporation Law (“DGCL”).
We may periodically issue shares of our common stock or other securities that can be exercised, converted or exchanged into shares of our common stock. The description below summarizes the general terms of our common stock. This section is a summary, and it does not describe every aspect of our common stock. This summary is subject to, and qualified in its entirety by, reference to the provisions of our Amended Certificate of Incorporation and our Amended By-Laws.
Authorized Capitalization
Our capital structure consists of three billion (3,000,000,000) authorized shares of common stock, par value $0.01 per share, and three hundred million (300,000,000) shares of preferred stock, par value $0.01 per share.
Common Stock
The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption “Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.”
Our Amended Certificate of Incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a majority of the shares voting, or in the case of a contested election, a plurality of the shares voting, once a quorum is present. No holder of our common stock has any preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
Our Amended Certificate of Incorporation authorizes our board of directors, without further action by our stockholders, to issue shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our Company.
Stockholder Rights Agreement
We and BCP IV GrafTech Holdings LP, an affiliate of Brookfield Asset Management Inc. and Brookfield Business Partners L.P. (collectively, “Brookfield”), entered into a stockholder rights agreement in connection with our initial public offering in April 2018 (as amended, the “Stockholder Rights Agreement”). Under the Stockholder Rights Agreement, for so long as Brookfield owns or controls at least 25% of our outstanding common stock, Brookfield will have the right to nominate the higher of 37.5% of the members of the board of directors and three members of the board of directors. Brookfield will also have the right to select the chairman of the board of directors. In the event Brookfield owns or controls less than 25% of the Company, the Brookfield directors will promptly tender their resignations.
The board of directors (excluding the Brookfield directors) will have the option, but not the obligation, to accept the Brookfield directors’ resignations. If the board of directors (excluding the Brookfield directors) votes to accept these resignations, the Brookfield directors will cease to be members of the board of directors. If the board of directors (excluding the Brookfield directors) votes not to accept these resignations, the directors will continue to serve as members of the board of directors until the next annual meeting of our stockholders, regardless of the time remaining in their respective terms of office. In accordance with the Stockholder Rights Agreement, the board members designated by Brookfield are Denis A. Turcotte, Jeffrey C. Dutton and David Gregory.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our By-Laws and Delaware law
Our Amended Certificate of Incorporation and Amended By-Laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. These provisions include:
Classified Board of Directors
Our Amended Certificate of Incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The Amended Certificate of Incorporation provides that while Brookfield owns more than 50% of our outstanding common stock, the classification of the board of directors and the other provisions of the Amended Certificate of Incorporation may be amended by the affirmative vote of the holders of a majority of the voting power of our outstanding common stock. The Amended Certificate of Incorporation also provides that after Brookfield ceases to own more than 50% of our outstanding common stock, these provisions may be amended only by the affirmative vote of the holders of 66 2/3% of the voting power of our outstanding common stock. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Amended Certificate of Incorporation and Amended By-Laws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Removal of Directors; Vacancies
Our Amended Certificate of Incorporation provides that while Brookfield owns more than 50% of our outstanding common stock, directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of our outstanding common stock. Our Amended Certificate of Incorporation also provides that after Brookfield ceases to own more than 50% of our outstanding common stock, directors may be removed only for cause and then only by the affirmative vote of the holders of 66 2/3% or more of the voting power of our outstanding common stock. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.
Business Combinations
We have opted out of Section 203 of the DGCL, which regulates corporate takeovers; however, our Amended Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or

•
on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding shares entitled to vote generally in the election of directors or any entity or person affiliated with or controlling or controlled by any of these entities or persons and who beneficially owned 15% or more of our outstanding shares entitled to vote generally in the election of directors at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or an entity or person affiliated with or controlling or controlled by any of these entities or persons.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our Amended Certificate of Incorporation provides that Brookfield and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Special Stockholder meetings
Our Amended Certificate of Incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as Brookfield and its affiliates own more than 50% of our outstanding common stock, special meetings of our stockholders may also be called by the board of directors or the chairman of the board of directors at the request of Brookfield and its affiliates. Our Amended By-Laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our Amended By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than the opening of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our Amended By-Laws also specify requirements as to the form and content of a stockholder’s notice. Our Amended By-Laws provide that the board of directors may adopt by resolution the rules and regulations for the conduct of meetings. Our Amended By-Laws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to Brookfield and its affiliates so long as they hold more than 50% of our outstanding common stock. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.
Stockholder Action by Written Consent
Our Amended Certificate of Incorporation provides that stockholder action can be taken by written consent in lieu of a meeting while Brookfield owns more than 50% of our outstanding common stock. After Brookfield ceases to own more than 50% of our outstanding common stock, stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.
Supermajority Provisions
Our Amended Certificate of Incorporation and Amended By-Laws provide that the board of directors is expressly authorized to adopt, make, alter, amend or repeal our Amended By-Laws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware. After Brookfield ceases to own more than 50% of our outstanding common stock, any adoption, alteration, amendment or repeal of our Amended By-Laws by our stockholders will require the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding common stock.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Amended Certificate of Incorporation provides that after Brookfield ceases to own more than 50% of our outstanding common stock, it may be amended only by a vote of at least 66 2/3% of the voting power of our outstanding common stock.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts.
Authorized but Unissued or Undesignated Capital Stock
Our authorized capital stock consists of three billion (3,000,000,000) shares of common stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Amended Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Choice of Forum
Our Amended Certificate of Incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Amended Certificate of Incorporation or Amended By-Laws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in our shares of common stock shall be deemed to have notice of and consented to the forum provisions in our Amended Certificate of Incorporation.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain entities and individuals associated with us. Our Amended Certificate of Incorporation provides that, to the fullest extent permitted by law, Brookfield or any person affiliated with Brookfield (including any non-employee director affiliated with Brookfield who serves as one of our officers in both his director and officer capacities) or his or her affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Brookfield or any person affiliated with Brookfield acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, may take any such opportunity for themselves or offer it to another person or entity and shall not be liable to us or any of our affiliates, subsidiaries or stockholders for breach of any duty as a stockholder, director or officer or otherwise for pursuing or acquiring such opportunity.
Limitation of Liability and Indemnification of Officers and Directors
Our Amended Certificate of Incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Our Amended Certificate of Incorporation and Amended By-Laws provide that we will indemnify, hold harmless and advance expenses to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action or is involved in a proceeding by reason of the fact that the person is or was our director or officer, or our director or officer who, while a director or officer, is or was serving at the request of the Company as a director, officer, employee, agent or manager of another corporation, partnership, limited liability company, joint venture, trust or other enterprise or non-profit entity, including service with respect to an employee benefit plan. Our Amended By-Laws also provide that, subject to applicable law, the Company may, by action of its board of directors, grant rights to indemnification and advancement of expenses to persons other than its directors and officers with such scope and effect as the board of directors may then determine. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our common stock listed on the New York Stock Exchange under the symbol “EAF.”